Sector 5, Inc.

July 5, 2012

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:	Sector 5, Inc. Amendment No. 1 to Form S-1 File No. 333-181742

Dear Mr. Reynolds:

Sector 5, Inc. submits this letter to you in response to your letter of June 25, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•
A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act;
•
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised private companies until those standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in you risk factor that, as a result of this election, you financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised disclosure to include additional wording addressing the Staff’s concern.

The Company shall continue to be deemed an emerging growth company until the earliest of--

‘(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

‘(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

‘(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

‘(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley.   Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

COMMENT:

2.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in. reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we do not have any written materials that we, or anyone authorized to do so on our behalf, would provide to potential investors that are qualified institutional buyers or institutional accreted investors.  We will not offer our offering to qualified institutional buyers or institutional accreted investors.  In addition, we do not have any research reports and will not use any broker or dealer to participate in our offering.

COMMENT:

The Offering, page 6

3.
We note the statement that the offering "”may” terminate at a certain time. We also note the initial 180 days and "any extension thereto." Please revise to confirm, if true, that if the offering is extended it will terminate no later than the last day of the second 180-day period.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the filing and changed the word “may” to the word “will” to clearly state that the offering “will” terminate at a certain time.  We have revised the entire filing where appropriate to reflect this change.  In addition we have added the following sentence where appropriate throughout the filing to state that the filing will terminate no later than the last day of the second 180 day period.  The sentence is a follows: If the offering is extended it will terminate no later than the last day of the second 180-day period.”

COMMENT:

4.
Please revise your references to Minimum Offering here and elsewhere in your prospectus to reflect, if true, that this is an all-or-none offering and not a minimum-maximum offering. We also note references to "”no minimum” on the cover page and elsewhere. Please revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the “Minimum Offering” wording and replaced it with “all-or-none fixed amount” to clearly state our intentions.  We have revised the entire filing with this revision.

The reference to “no minimum” on the cover page references that there is no minimum number of shares that can be purchased by an individual investor.  We have revised the filing throughout to clarify this statement.  The sentence is written as: “There is no minimum number of shares required to be purchased by any individual investor.” We revised the filing throughout and made this change on the “Prospectus Cover Page” and in sections “Terms of the Offering” and sub-section “Procedures and Requirement of Subscription”.

COMMENT:

5.	It appears that the escrow agreement may be terminated by the parties at any time. Please revise to include appropriate disclosure regarding such termination.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added the following disclosure regarding termination of the escrow agreement.  We revised section “The Offering” sub-section “Escrow Account” and included the disclosure as written below.

The Escrow Agent (and any successor escrow agent) at any time may be discharged from its duties and obligations hereunder by the delivery to it of a notice of termination signed by the Company, or at any time the Escrow Agent may resign by giving written notice to such effect to the Issuer.  Upon any such termination or resignation, the Escrow Agent shall deliver the Escrowed Amounts or the Fund to any successor escrow agent jointly designated by the other parties hereto in writing, or to any court of competent jurisdiction if no such successor escrow agent is agreed upon, whereupon the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with this Escrow Agreement.  The termination of services or resignation of the Escrow Agent shall take effect on the earlier of (i) the appointment of a successor (including a court of competent jurisdiction) or (ii) the day that is 30 days after the date of delivery: (A) to the Escrow Agent of the other parties’ notice of termination or (B) to the other parties hereto of the Escrow Agent’s written notice of resignation.  If at that time the Escrow Agent has not received a designation of successor escrow agent, the Escrow Agent’s sole responsibility after that time shall be to keep the Escrowed Amounts or the Fund safe until receipt of a designation of a successor escrow agent or a joint written disposition instruction by the other parties hereto or an enforceable order of a court of competent jurisdiction.  The resigning Escrow Agent shall be entitled to be reimbursed by the Issuer for any expenses incurred in connection with its resignation, transfer of the Fund to a successor escrow agent or distribution of the Fund.

COMMENT:

Risk Factors, page 8

6.
Consider revising to address the risk that your principal shareholder's may cause Sector 5 to issue additional shares after the offering in order to fund the business and thereby further dilute the holdings of any purchasers in this offering or tell us why such risk is not applicable.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added a risk factor addressing that principal shareholder’s may cause Sector 5 to issue additional shares after the offering.  We have provided a copy of the risk factor as it appears in the filing as written below.

OUR PRINCIPAL SHAREHOLDER’S MAY CAUSE SECTOR 5 TO ISSUE ADDITIONAL SHARES AFTER THE OFFERING IN ORDER TO FUND THE BUSINESS AND THEREBY FURTHER DILUTE THE HOLDINGS OF ANY PURCHASERS SHARES IN THIS OFFERING.

Our principal shareholder’s may cause Sector 5 to issue additional shares after the offering in order to fund the business and thereby further dilute the holdings of any purchasers in this offering.

COMMENT:

Plan of Distribution, page 16

7.	Please clarify the reference to the 30-day period in the first paragraph on page 18.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the reference to the 30 day period.

COMMENT:

8.
We note the statement that your officer and affiliates do not intend to purchase shares in the offering. Please revise to address the extent to which they may purchase shares, including whether such purchases may be made to sell the required number within the offering

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to clearly state that “Our officer, director, control person and affiliates of same will not purchase any shares in this offering.”

COMMENT:

Business Overview, page 21

9.	Please clarify what trademark you are referencing in the third paragraph and reconcile with your disclosure on page 25 that you do not have any trademarks.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we do not have any trademarks.  We have revised the filing in section “Business Overview” and we have provided a copy of the revision below.

The Company plans to protect all of its unique designs pursuant to the design patent process and trademark services offered by the United States Patent and Trademark Office.  At that time, Sector 5 designs will initially be protected under the Patent Pending provision, while completing the full patenting process.  The patent is ultimately issued retroactive to the original patent pending filing date.

COMMENT:

Background Information about our Officer and Director, page 33

10.
We note statements regarding Ms. Bacal's experience in the garment industry up to 2006. We also note the statement on page four that her relationships "”encompass all the expertise required for operations during the development stage of the Company.”  Please revise to address the extent to which Ms. Bacal's principal occupations and employment during the past five years have involved work similar to what she plans to do for Sector 5.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the statement regarding Ms. Bacal’s relationships “encompass all the expertise required for operations during the development stage of the Company.”  We have revised this statement to more accurately reflect her experience in the industry as it relates to furthering the development of the Company.  The statement in the filing reads as follows:  “Ms. Bacal and her relationships with targeted consultants should help her in her efforts to further the development of operations during the development stage of the Company.”

In addition, we have added a discussion to Ms. Bacal’s biography to include her occupation and employment during the past five years which involved work similar to what she plans to do for Sector 5.  We have included this discussion as it now appears in the “Background Information about our Officer and Director” section of the revised filing below.

During Ms. Bacal’s employment with Desert Capital her passion for the garment industry was rekindled when she developed the concept for Sector 5.  In November of 2008 Ms. Bacal re-established her consulting endeavors on a part-time basis in the garment industry as part of this effort.  Having spent 16 years within the garment industry her network/contact portfolio was re-established and she has continued to develop her awareness of the industry and by attending various industry related conferences, visiting Mills and consistently networking within the denim garment arena.

In her current capacity with Desert Capital she reviews the plans of businesses and provides analysis regarding use of proceeds and short and long-term pro-forma financials, she consults regarding product development, expansion, branding and marketing strategies all of which will be valuable knowledge in her role within Sector 5.   Her continued association with pervious garment clients as well as new ones has allowed Ms. Bacal to continually stay abreast of the latest trends and innovations within the garment/fashion industry and also to expand her knowledge within the garment arena.

Ms. Bacal’s hands on approach and unique diversified experience within the denim garment industry and overall depth of her business experience, provides an excellent broad-base knowledge and ability to implement the complex requirements to be cost effective and successful in the denim garment industry.

COMMENT:

11.	Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Jeannie Bacal should serve as a director. Refer to Item 401(e) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added a discussion to disclose Ms. Bacal’s specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as a director.  Please see Staff comment #10 as this discussion appears in the revised filing as written.

COMMENT:

Certain Relationships and Related Transactions, page 36

12.
We note your disclosure in the fifth paragraph regarding advances that have not been formalized in a promissory note. Please clarify if any advances by the related party are currently outstanding and quantify those advances.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clarified that there are no advances currently outstanding by related parties.  We have revised the paragraph noted an we have provided a copy as it now appears in section “Certain Relationships and Related Transactions” in the filing as written below.

In support of the Company’s efforts and cash requirements, it is relying on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing.  These amounts would represent advances or amounts paid in satisfaction of certain liabilities as they come due. The advances may be considered temporary in nature and may not be formalized by a promissory note.  The Company does not have any advances by related parties that are currently outstanding.

COMMENT:

13.	Please revise to provide disclosure regarding promoters. See Item 404(e) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have included a disclosure regarding Mr. Bacal as a promoter of the Company.  In section “Certain Relationships and Related Party Transactions” we have included the following statement: Ms. Jeannie Bacal is a promoter of the Company and shall receive no compensation for the placement of the offering.

COMMENT:

Exhibits

14.	Please file complete exhibits. We note, for example, that the Information Sheet filed as part of exhibit 99.2 is incomplete.

RESPONSE:

We acknowledge the Staff’s comment and assume that you are referencing the missing dates in the Escrow Information Sheet which we cannot fill in until the Effective date of this registration statement is known.  Please advise if we are incorrect in our assumption.

COMMENT:

15.	The assumption in the second sentence of the third paragraph in Exhibit 5 appears overly broad. Please file a revised opinion. Refer to Section II.B3. of Staff Legal Bulletin No-19 for guidance

RESPONSE:

We acknowledge the Staff’s comment and we confirm that our legal counsel has provided a revised legal opinion addressing the Staff’s comment.

COMMENT:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

16.	Please advise your independent accountant to revise their consent to refer to the appropriate date of their audit report. It appears such date should be May 24, 2012 versus April 30, 2012 as stated.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have advised our independent accountant to date their consent to refer to the appropriate date of the audit report which is May 24, 2012.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Jeannie Bacal

Jeannie Bacal